June 11, 2014

Laura Veator

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Medical Transcription Billing, Corp.
Registration Statement on Form S-1
Filed on May 30, 2014
File No. 333-192989

Dear Ms. Veator:

As per our discussion, set forth below is the response of Medical Transcription Billing, Corp. (“MTBC” or the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012

13. Income Taxes, page F-26

1. We note your response to prior comment 5 that the $41,714 of state tax expense for the year ended December 31, 2013 primarily arose due to the true-up of New Jersey state net operating losses because the dividend exclusion is not an allowable deduction in computing the New Jersey state net operating loss. However, we note that your disclosure indicates that for state tax purposes, the Company’s Pakistan earnings generally are not taxed due to a subtraction modification available in most states. As a result, the Company has reported cumulative losses at the state level for the last three years. Please clarify your disclosures so that they are consistent with your response, and provide an explanation for the state tax expense.

7 Clyde Road, Somerset, NJ 08873	Phone 732.873.5133 x.133	Facsimile 732.873.3378	www.MTBC.com

U.S. Securities and Exchange Commission

June 11, 2014

The Company advises the Staff that it will revise its disclosure on page F-26 by replacing the second to last paragraph as follows:

The Company’s plan to repatriate earnings in Pakistan to the United States requires that U.S. Federal taxes be provided on the Company’s earnings in Pakistan.

For state tax purposes, the Company’s Pakistan earnings generally are not taxed due to a subtraction modification~~available in most states~~. In 2012 the Company utilized a blended effective rate in determining the net state benefit, which included the Subpart F deduction. This resulted in the Company recording a net benefit of approximately $40,000. In 2013, when the Company filed its state tax returns and finalized its Subpart F computations, the Company determined that the State of New Jersey does not allow this subtraction modification as a deduction in computing a net operating loss. Rather, the State of New Jersey only allows this subtraction modification to reduce net operating profits. As such, in 2013 the Company recorded a state tax adjustment of approximately $40,000 to reverse the net benefit recorded in 2012.

As ~~a result,~~ of December 31, 2013 the Company reported cumulative losses at the state level for the last three years, and has determined that it is more likely than not that it will not be able to utilize its state deferred tax assets. A valuation allowance has been recorded against all state deferred tax assets as of December 31, 2013.

7 Clyde Road, Somerset, NJ 08873	Phone 732.873.5133 x.133	Facsimile 732.873.3378	www.MTBC.com

U.S. Securities and Exchange Commission

June 11, 2014

Notes to Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014

10. Income Taxes

2. We note your response to prior comment 6. Tell us what your estimated annual effective tax rate is based on your current best estimate. To the extent there is a material difference between this rate and the rate that you have used for the interim period, please further clarify how a small change in your estimated ordinary income would produce a significant change in the effective tax rate. In this regard, it does not appear that you have historically had significant permanent differences. Please also clarify the amount of minimum taxes that may be due in certain jurisdictions.

The Company advises that Staff that it normally estimates its effective tax rate based upon its forecasted pre-tax earnings. For 2014, the Company is estimating a nominal amount of pre-tax earnings, before giving effect to the completion of the offering and acquisition of the target sellers. The Company’s annual effective tax rate (“AETR”) is highly sensitive to estimates of total ordinary income (or loss) levels, since a small change in the Company’s estimated ordinary income produces a signiﬁcant change in its AETR. The Company initially estimated its AETR for 2014 as 86%, but determined that the estimated AETR was not reliable, since small fluctuations in revenue would produce fluctuations in pre-tax earnings, and would produce large changes in the AETR. As a result, the Company concluded that the best estimate of its AETR for the quarter ended March 31, 2014 was the actual year-to-date rate as of the interim period.

The Company relied on Accounting Standards Codification Income Taxes — Interim Reporting Recognition 740-270-30-18, which states in part that “Estimates of the annual effective tax rate at the end of interim periods are, of necessity, based on evaluations of possible future events and transactions and may be subject to subsequent refinement or revision. If a reliable estimate cannot be made, the actual effective tax rate for the year to date may be the best estimate of the annual effective tax rate.”

7 Clyde Road, Somerset, NJ 08873	Phone 732.873.5133 x.133	Facsimile 732.873.3378	www.MTBC.com

U.S. Securities and Exchange Commission

June 11, 2014

Set forth below is the Company’s sensitivity analysis calculating its estimated AETR under various scenarios.

	Actual for Q1 2014	Company’s forecast for 2014	Sensitivity 1: reduction of revenue by $50,000	Sensitivity 2: increase of revenue by $50,000	Sensitivity 3: reduction of revenue by $100,000	Sensitivity 4: increase of revenue by $100,000
Pre-Tax Earnings (Loss)	$(572,000)	$62,000	$12,000	$112,000	$(38,000)	$162,000
Income Tax Expense (Benefit)	(188,000)	54,000	37,000	71,000	20,000	$88,000
AETR	33%	86%	308%	63%	(52%)	54%

The Company has estimated minimum taxes of approximately $6,000 in Pakistan, regardless of the level of pre-tax income.

Sincerely,

/s/ Bill Korn

Chief Financial Officer

cc:	Mahmud Haq, Medical Transcription Billing, Corp.
Stephen Snyder, Medical Transcription Billing, Corp.
Alison Newman, Fox Rothschild LLP
Mitchell Nussbaum, Loeb & Loeb LLP

7 Clyde Road, Somerset, NJ 08873	Phone 732.873.5133 x.133	Facsimile 732.873.3378	www.MTBC.com